1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2011

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	June 24, 2011	By	/s/ Zhang Baocai

		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

兗州煤業股份有限公司

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

FURTHER INFORMATION ON

THE PAYMENT OF FINAL DIVIDEND

Reference is made to the announcement of Yanzhou Coal Mining Company Limited (the “Company”) dated 20 May 2011 (the “Announcement”) in respect of, amongst others, the payment of the final dividend for the year ended 31 December 2010 (the “2010 Final Dividend”). The Company wishes to announce further information in relation to the payment of the 2010 Final Dividend.

Pursuant to the Circular on the Questions Concerning the Income Tax on the Profits for the Transfer of Shares (Equity Interests) and Dividend Received by Foreign Invested Enterprises, Foreign Enterprises and Individual Foreigners (Guo Shui Fa [1993] No. 45) (《關於外商投資企業、外國企業和外籍個人取得股票（股權）轉讓收益和股息所得稅收問題的通知》(國稅發[1993]45號)) (the “Circular”) issued by the PRC State Administration of Taxation (the “SAT”) in 1993, individual foreigners holding overseas shares were temporarily exempted from PRC individual income tax for the dividend (bonus) received from PRC enterprises issuing such overseas shares. On 4 January 2011,SAT issued the Announcement on the List of Fully or Partially Invalidated and Repealed Tax Regulations (SAT Announcement (2011) No. 2) (《關於公佈全文失效廢止、部份條款失效廢止的稅收規範性文件目錄的公告》(國家稅務總局公告2011年第2號)) (the “SAT Announcement”), pursuant to which the Circular was repealed and no longer valid. Therefore, based on the Company’s current understanding, for the Company’s individual H shareholders whose names appear on the register of members of H shares of the Company (the “Individual H Shareholders”) the exemption from PRC individual income tax under the Circular is no longer applicable when the Company distributes the 2010 Final Dividend.

Pursuant to the PRC Individual Income Tax Law (《中華人民共和國個人所得稅法》), the Implementation Regulations of the Individual Income Tax Law (《中華人民共和國個人所得稅法實施條例》), the Tentative Measures on Withholding and Payment of Individual Income Tax (《個人所得稅代扣代繳暫行辨法》) and other relevant laws and regulations (collectively, the “Relevant Tax Laws and Regulations”), the Company is required to withhold and pay 20% individual income tax for Individual H Shareholders (the “Withholding Tax”). Subject to the confirmation of the relevant PRC tax authorities, the rate of the Withholding Tax may be adjusted in accordance with the tax treaties or arrangements applicable to the Individual H Shareholders.

Pursuant to the Announcement, the 2010 Final Dividend of the Company will be paid on or before 30 June 2011. In order to ensure the Company’s compliance with Relevant Tax Laws and Regulations while meeting the timetable for the payment of the 2010 Final Dividend, the Company will for the time being withhold 20% of the 2010 Final Dividend to be distributed to the Individual H Shareholders, representing an aggregate amount of approximately HKD1,796,431.28, pending the confirmation of the relevant PRC tax authorities on the appropriate treatment for this. The Company will issue further announcement(s) in respect of any material development regarding this.

Other information in respect of the payment of the final dividend as disclosed in the Announcement remains unchanged.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

24 June 2011

As at the date of this announcement, the directors of the Company are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr.Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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